UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response... 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*/

THE BON-TON STORES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09776J101

(CUSIP Number)

January 4, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	09776J101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Whale Rock Capital Management LLC Alexander Sacerdote Peter Sacerdote
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Whale Rock Capital Management LLC--Delaware Alexander Sacerdote--United States Peter Sacerdote--United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares
6 Shared Voting Power Whale Rock Capital Management LLC - 736,978 shares Alexander Sacerdote - 736,978 shares Peter Sacerdote - 736,978 shares Refer to Item 4 below.
7 Sole Dispositive Power Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares
8 Shared Dispositive Power Whale Rock Capital Management LLC - 736,978 shares Alexander Sacerdote - 736,978 shares Peter Sacerdote - 736,978 shares Refer to Item 4 below.
9

Aggregate Amount Beneficially Owned by Each Reporting Person

Whale Rock Capital Management LLC - 736,978 shares

Alexander Sacerdote - 736,978 shares

Peter Sacerdote - 736,978 shares

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

CUSIP NO.	09776J101

11	Percent of Class Represented by Amount in Row (9) Whale Rock Capital Management LLC - 5.1% Alexander Sacerdote - 5.1% Peter Sacerdote - 5.1% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Whale Rock Capital Management LLC – OO (Limited Liability Company) Alexander Sacerdote – IN Peter Sacerdote– IN

CUSIP NO.	09776J101

Item 1.

(a)	Name of Issuer
The Bon-Ton Stores, Inc.
(b)	Address of Issuer’s Principal Executive Offices
2801 East Market Street, York, Pennsylvania 17402

Item 2.

(a)	Name of Person Filing
Whale Rock Capital Management LLC Alexander Sacerdote Peter Sacerdote
(b)	Address of Principal Business Office or, if none, Residence
Whale Rock Capital Management LLC Alexander Sacerdote Peter Sacerdote c/o Whale Rock Capital Management LLC One Post Office Square, 41st Floor Boston, Massachusetts 02109
(c)	Citizenship
Whale Rock Capital Management LLC--Delaware Alexander Sacerdote--United States Peter Sacerdote--United States
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
09776J101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP NO.	09776J101

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **
Whale Rock Capital Management LLC - 736,978 shares Alexander Sacerdote - 736,978 shares Peter Sacerdote - 736,978 shares
(b)	Percent of Class**
Whale Rock Capital Management LLC - 5.1% Alexander Sacerdote - 5.1% Peter Sacerdote - 5.1%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote **
Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares
(ii) shared power to vote or to direct the vote**
Whale Rock Capital Management LLC - 736,978 shares Alexander Sacerdote - 736,978 shares Peter Sacerdote - 736,978 shares
(iii) sole power to dispose or to direct the disposition of**
Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares
(iv) shared power to dispose or to direct the disposition of**
Whale Rock Capital Management LLC - 736,978 shares Alexander Sacerdote - 736,978 shares Peter Sacerdote - 736,978 shares

** Shares reported herein for Whale Rock Capital Management LLC (“Whale Rock”) represent 736,978 shares of common stock held of record by private investment funds for which Whale Rock serves as investment manager. In such capacity, Whale Rock may be deemed to beneficially own such shares. Shares reported herein for Alexander Sacerdote and Peter Sacerdote represent the above-referenced shares. Messrs. Sacerdote are the managing members of Whale Rock and in such capacity may be deemed to beneficially own such

CUSIP NO.	09776J101

shares. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	09776J101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	January 19, 2007

WHALE ROCK CAPITAL MANAGEMENT LLC

By: /s/ Alexander Sacerdote

Alexander Sacerdote, Managing Member

ALEXANDER SACERDOTE

/s/ Alexander Sacerdote

Alexander Sacerdote, individually

PETER SACERDOTE

/s/ Peter Sacerdote

Peter Sacerdote, individually

CUSIP NO.	09776J101

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 19, 2007, is by and among Whale Rock Capital Management LLC, Alexander Sacerdote and Peter Sacerdote (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, par value $0.01 per share, of The Bon-Ton Stores, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

WHALE ROCK CAPITAL MANAGEMENT LLC

By: /s/ Alexander Sacerdote

Alexander Sacerdote, Managing Member

ALEXANDER SACERDOTE

/s/ Alexander Sacerdote

Alexander Sacerdote, individually

PETER SACERDOTE

/s/ Peter Sacerdote

Peter Sacerdote, individually